THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

October 28, 2022

Via Email and EDGAR

Mr. Rufus Decker

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.

Form 10-K for the fiscal year ended December 31, 2021, filed March 4, 2022

Item 2.02 Form 8-K filed February 22, 2022

File No. 333-48123

Dear Mr. Decker and Ms. Cvrkel,

On behalf of The Hackett Group, Inc. (the “Company”), and following our telephone discussions with you regarding our October 20, 2022 response to your comment letter dated September 22, 2022, set forth below is updated sample disclosure showing what the Company plans to disclose in the segment footnote of its upcoming Form 10-Q.

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Note 12 - Segment Information and Geographic Data

Effective in the third quarter of fiscal year 2022, the Company has reorganized its operating model to align with its core market driven solutions. Due to the reorganization, the Company re-assessed its operating segments under the management approach in accordance with ASC 280 and has determined that the Company has three operating segments and three reportable segments: (1) Global S&BT, (2) Oracle Solutions, and (3) SAP Solutions. Global S&BT includes the results of the Company’s strategic business consulting practices; Oracle Solutions includes the results of the Company’s Oracle EPM/ERP and Digital AMS practices; SAP Solutions includes the Company’s SAP applications and related SAP service offerings.

Due to the change in reportable segments, the Company has presented the segment information for the three and nine months ended September 30, 2022, and October 1, 2021, respectively. The SAP Solutions reportable segment is the only segment that contains software license sales.

The measurement criteria for segment profit or loss are substantially the same for each reportable segment, excluding any unusual or infrequent items, if any. Segment operating income consists of the revenues generated by a segment, less operating expenses that are incurred directly by the segment. Unallocated costs include corporate costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. Segment information related to assets has been omitted as the CODM does not receive discrete financial information regarding assets at the segment level.

The tables below set forth information about the Company’s operating segments for the quarter and nine months ended September 30, 2022 and October 1, 2021, along with the items necessary to reconcile the segment information to the totals reported in the accompanying consolidated financial statements (in thousands):

	Quarter Ended		Nine Months Ended
	September 30,	October 1,	September 30,	October 1,
	2022	2021	2022	2021
Global S&BT:
Total revenue	$—	$—	$—	$—
Segment profit	—	—	—	—
Oracle Solutions:
Total revenue	$—	$—	$—	$—
Segment profit	—	—	—	—
SAP Solutions:
Total revenue	$—	$—	$—	$—
Segment profit	—	—	—	—
Total Company:

Total revenue*	$—	$—	$—	$—

Segment operating income	$—	$—	$—	$—
Items not allocated to segment level:
Corporate general and administrative expenses**	—	—	—	—
Non cash compensation	—	—	—	—
Depreciation and amortization	—	—	—	—
Restructuring charge and asset impairment reversal	—	—	—	—
Interest expense, net	—	—	—	—

Income from continuing operations before taxes	$—	$—	$—	$—

*	Total revenue includes reimbursable expenses, which are project travel-related expenses passed through to a client with no associated operating margin.
**

Corporate general and administrative expenses primarily include costs related to business support functions including accounting and finance, human resources, legal, information technology and office administration. General administrative expenses exclude one-time, non-recurring expenses and benefits.

The tables below set forth information on the Company’s geographical data. Total revenue, which is primarily based on the country of the contracting entity, was attributed to the following geographical areas (in thousands):

	Quarter Ended		Nine Months Ended
	September 30,	October 1,	September 30,	October 1,
	2022	2021	2022	2021
United States	$—	$—	$—	$—
Europe	—	—	—	—
Other (Australia, Canada, India and Uruguay)	—	—	—	—

Total revenue	$—	$—	$—	$—

Long-lived assets are attributable to the following geographic areas (in thousands):

	September 30,	December 31,
	2022	2021
Long-lived assets:
United States	$—	$—
Europe	—	—
Other (Australia, Canada, India and Uruguay)	—	—

Total long-lived assets	$—	$—

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In addition to the proposed disclosures above, the Company will include in its Management’s Discussion and Analysis any material changes in segment total revenue and segment profit, as well as material fluctuations in items not allocated at the segment level, including a discussion of the business reasons for these fluctuations.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please direct such questions to the undersigned at (786) 497-7820 or rramirez@thehackettgroup.com.

Sincerely,

/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer